SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 24, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 24, 2014

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-180880) of Telefonaktiebolaget LM Ericsson (publ.) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

First quarter report 2014 Stockholm, April 23, 2014, adjusted for registration statement on form F-3 (No.333-180880)

FIRST QUARTER HIGHLIGHTS	Read more (page)
• Sales in the quarter were SEK 47.5 (52.0) b.	3

• Sales declined YoY, primarily in North America and Japan but partly offset by China, Middle East and Latin America	2

• Business mix in the quarter was mainly driven by mobile broadband capacity projects. With current visibility, key contracts awarded will gradually impact sales and business mix, mainly in the second half of the year.	2

• Operating margin improved YoY in all segments to 5.5% (4.0%) mainly driven by mobile broadband capacity sales and lower restructuring charges	3

• Operating income amounted to SEK 2.6 (2.1) b.	5-7

• Cash flow from operating activities was SEK 9.4 b. driven by the payment from Samsung related to the new license agreement as well as reduced trade receivables.	11

SEK b.	Q1 2014	Q1 2013	YoY change	Q4 2013	QoQ change
Net sales	47.5	52.0	-9%	67.0	-29%
Sales growth adj. for comparable units and currency	—	—	-7%	—	-28%
Gross margin	36.5%	32.0%	—	37.1%	—
Operating income	2.6	2.1	25%	9.1	-71%
Operating margin	5.5%	4.0%	—	13.5%	—
Net income	1.7	1.2	41%	6.4	-74%
EPS diluted, SEK	0.65	0.37	76%	1.97	-67%
Cash flow from operating activities	9.4	-3.0	—	14.6	-36%
Net cash, end of period 1)	43.6	32.2	35%	37.8	15%

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 31.

Ericsson First Quarter Report 2014	1

CEO Comments

Sales declined year-over-year, with continued negative impact from North America and Japan. All segments showed margin improvements.

The main reason behind the decline in sales is, as previously communicated, lower revenues from two large mobile broadband coverage projects in North America, which peaked in the first half of 2013, and the impact from reduced activity in Japan. This was partly offset by growth in China, Middle East and Latin America. The decline in sales impacted segment Networks as well as the Global Services network rollout business.

Our focus on profitability is paying off with gross margin improvement YoY, both including and excluding restructuring. All segments also showed improved operating margins. The business mix in the quarter was predominantly driven by mobile broadband capacity projects. In addition, some of our customers invested more in software to improve network performance and user experience.

Operating cash flow amounted to SEK 9.4 b., compared to a negative operating cash flow of SEK -3.0 b. in the first quarter last year. The payment from Samsung, related to IPR licensing, as well as lower sales had a positive effect on cash flow. Our continued efforts to reduce working capital through a better order-to-cash process are progressing well.

North America is currently characterized by operator investments in capacity and quality enhancements. At the same time we continue to strengthen our position in strategic areas. We are pleased to have been named partner to AT&T for their Domain 2.0 initiative which aims to simplify and scale their network utilizing Network Function Virtualization (NFV) and Software-Defined Networking (SDN).

In region North East Asia we are executing on previously awarded 4G/LTE contracts in mainland China. In addition, we have been awarded important 4G/LTE contracts in Japan and Taiwan.

In Europe, we have been awarded a five-year contract as part of Vodafone’s Project Spring. It includes upgrades and expansions of Vodafone’s 2G and 3G networks, and build-out of 4G/LTE along with professional services.

There is continued demand for our services offering and in the quarter we have won new managed services business in several regions.

With seven additional operators announcing trials of the Ericsson Radio Dot System we see strong interest in the solution. The innovative small-cell indoor solution will be commercially available later this year.

With current visibility, key contracts awarded will gradually impact sales and business mix, mainly in the second half of the year.

Political unrest prevails in parts of the Middle East and Africa and is still impacting sales. There is also an increased political uncertainty in Russia and the Ukraine. In 2013 Ericsson had SEK 5.9 b. in sales in Russia and Ukraine. The current political uncertainty has not impacted sales in the first quarter.

In a transforming ICT market, Ericsson continues to evolve through investments both into its core business and in new and targeted areas. Through our technology and services leadership we are well positioned to continue to stay relevant as our customers move to capture new market opportunities.

Hans Vestberg

President and CEO

Ericsson First Quarter Report 2014	2

Financial highlights

SEK b.	Q1 2014	Q1 2013	YoY change	Q4 2013	QoQ change
Net sales	47.5	52.0	-9%	67.0	-29%
Of which Networks	24.4	28.1	-13%	34.8	-30%
Of which Global Services	20.4	21.5	-5%	27.2	-25%
Of which Support Solutions	2.8	2.4	13%	5.1	-46%
Of which Modems	0.0	—	—	0.0	—
Gross income	17.3	16.6	4%	24.9	-30%
Gross margin (%)	36.5%	32.0%	—	37.1%	—
Research and development expenses	-8.3	-7.9	5%	-8.9	-7%
Selling and administrative expenses	-6.5	-6.6	-3%	-7.2	-11%
Other operating income and expenses	0.0	0.0	5%	0.3	-94%
Operating income	2.6	2.1	25%	9.1	-71%
Operating margin	5.5%	4.0%	—	13.5%	—
for Networks	10%	6%	—	17%	—
for Global Services	5%	3%	—	8%	—
for Support Solutions	0%	-1%	—	37%	—
for Modems	—	—	—	—	—
Financial net	-0.2	-0.4	-45%	-0.1	48%
Taxes	-0.7	-0.5	41%	-2.5	-71%
Net income	1.7	1.2	41%	6.4	-74%
Restructuring charges	-0.1	-1.8	-93%	-1.0	-86%

Net sales

Sales decreased YoY and sequentially.

The YoY sales decrease was primarily driven by North America and Japan where large mobile broadband coverage projects peaked in the first half of 2013 and are now near completion. IPR revenues grew YoY following the new Samsung license agreement reached in January 2014.

Sales declined sequentially following a strong Q4, with significant decline in China.

Gross margin

The gross margin increased YoY. This was primarily due to a business mix with a large share of mobile broadband capacity projects with higher hardware margins. Lower restructuring charges, increased IPR revenues and lower Network Rollout sales also contributed positively to the gross margin.

The gross margin decreased sequentially following a strong fourth quarter 2013 with SEK 4.2 b. related to the Samsung IPR license agreement. Excluding the license agreement the gross margin was 32.9% in Q413. A higher share of mobile broadband capacity projects in the quarter contributed positively to the gross margin QoQ.

During the quarter a currency revaluation effect of SEK -0.4 b. was recognized mainly related to currency depreciation in emerging markets.

Restructuring charges

Restructuring charges for the Group decreased both YoY and QoQ. The execution on the service delivery strategy, to move service delivery local resources to global centers continued, although at a slower pace in the beginning of the year.

Operating expenses

Total operating expenses increased SEK 0.2 b. YoY mainly due to the added Modems and Mediaroom businesses, while restructuring charges decreased.

Ericsson First Quarter Report 2014	3

Other operating income and expenses

The hedge effect on other operating income was SEK -0.1 b.

Operating income

Operating income increased YoY driven by mobile broadband capacity sales, IPR revenues and lower restructuring charges but negatively impacted by reduced sales and increased expenses. Currency continued to have a negative impact on operating income YoY and QoQ.

Financial net

Financial net improved YoY mainly due to currency revaluation effects.

Net income and EPS

Net income and EPS diluted increased following the improved operating income.

Ericsson First Quarter Report 2014	4

Segment results

NETWORKS

SEK b.	Q1 2014	Q1 2013	YoY change	Q4 2013	QoQ change
Net sales	24.4	28.1	-13%	34.8	-30%
Operating income	2.5	1.6	58%	5.9	-58%
Operating margin	10%	6%	—	17%	—
Restructuring charges	-0.1	-1.3	-93%	-0.3	-71%

Net sales

Sales decreased YoY. The anticipated decline in mobile broadband coverage projects, primarily related to North America and Japan was not fully offset by growth in China, Middle East and Latin America. The capacity business continued to show good growth. Sales declined QoQ following a strong fourth quarter 2013 and lower business activities in North East Asia. CDMA sales continued to decline by -71% YoY and -65% QoQ to SEK 0.4 b.

Ericsson’s LTE business maintained steady YoY while the related adoption of Voice over LTE (VoLTE) contributed to sequential growth in both IP Multimedia Systems (IMS) and User Data Consolidation (UDC), required to support multi-access converged network services.

Operating income and margin

For the third consecutive quarter operating margin was 10% or above. The YoY improvement was supported by a larger share of mobile broadband capacity business, higher IPR revenues and solid development in the underlying business with continued focus on cost adaptation and portfolio efficiency. Lower restructuring charges contributed to the YoY improvement. The operating margin declined QoQ as a result of lower IPR revenues.

Business update

The momentum for the multi-application router, SSR 8000, continued with 109 contracts signed since the launch in December 2011. During the quarter 13 new contracts were signed of which 5 were for fixed networks. To further strengthen IP-optical capabilities, a strategic agreement with Ciena (a top three optical networking supplier) was announced in the quarter.

Ericsson First Quarter Report 2014	5

GLOBAL SERVICES

SEK b.	Q1 2014	Q1 2013	YoY change	Q4 2013	QoQ change
Net sales	20.4	21.5	-5%	27.2	-25%
Of which Professional Services	15.1	14.6	3%	18.8	-20%
Of which Managed Services	5.8	5.9	-2%	6.6	-12%
Of which Network Rollout	5.3	6.8	-23%	8.4	-37%
Operating income	1.0	0.7	43%	2.1	-50%
Of which Professional Services	1.9	1.8	3%	2.6	-28%
Of which Network Rollout	-0.9	-1.1	-23%	-0.5	58%
Operating margin	5%	3%	—	8%	—
for Professional Services	13%	13%	—	14%	—
for Network Rollout	-16%	-16%	—	-6%	—
Restructuring charges	-0.0	-0.4	-92%	-0.6	-95%

Net sales

YoY sales increased in 7 out of 10 regions. Sales declined however due to reduced mobile broadband activities in North America and Japan. As anticipated the Network Rollout revenue decline accelerated after a period of high sales. Professional Services sales increased YoY although Managed Services sales declined slightly.

Global Services sales declined QoQ after a strong Q4 and due to reduced activities in Network Rollout.

Operating income and margin

Operating margin for Global Services improved YoY as a result of lower sales and reduced losses in Network Rollout. In the quarter, Network Rollout operating income was negatively impacted by temporary additional project costs in North America as well as losses in the Network modernization projects in Europe. As expected, activities and losses in the European modernization projects continue to trend down. Professional Services margin remained flat.

Business update

The market demand for Professional Services continues to be strong with several new contracts in the quarter.

Other information	Q1 2014	Q1 2013
Number of signed Managed Services contracts	16	21
Number of signed significant consulting & systems integration contracts 1)	9	8
Number of Ericsson services professionals, end of period	61,000	61,000

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

Ericsson First Quarter Report 2014	6

SUPPORT SOLUTIONS

SEK b.	Q1 2014	Q1 2013	YoY change	Q4 2013	QoQ change
Net sales	2.8	2.4	13%	5.1	-46%
Operating income	0.0	0.0	—	1.9	—
Operating margin	0%	-1%	—	37%	—
Restructuring charges	0.0	-0.1	—	0.0	—

Net sales

Sales increased YoY. The acquired Microsoft Mediaroom business and increased sales in OSS had a positive impact on sales. Sales declined QoQ after a seasonally strong Q4 and the positive effect from the Samsung IPR-licensing agreement.

Operating income and margin

Operating income and margin was flat YoY. Operating margin declined QoQ due to lower sales.

Business update

During the quarter the acquisition of Azuki Systems was completed and customer interest in the acquired portfolio is strong. The integration of Mediaroom is progressing according to plan.

In the OSS and BSS area Ericsson announced important contracts with CenturyLink in US for Service Agility solutions and with TeliaSonera in Sweden for the Customer Experience Management solution.

Ericsson First Quarter Report 2014	7

MODEMS

SEK b.	Q1 2014	Q4 2013	QoQ change
Net sales	0.0	0.0	—
Operating income	-0.7	-0.5	37%
Operating margin	—	—	—
Restructuring charges	0.0	0.0	—

Background

Since August, 2013, Ericsson has an LTE thin- modem business with industry leading technology and intellectual property. The operation was integrated into Ericsson after the split-up of the joint venture ST-Ericsson last year. Modems are part of Ericsson’s vision of 50 billion connected devices and the ambition is to be a top-three supplier in the thin-modems market. The first product, Ericsson M7450, was released for commercial use in the fourth quarter last year. Work is ongoing with a tier one smartphone manufacturer to integrate M7450 in their devices. Net sales are expected in the second half of 2014.

Operating income

Operating expenses for the modems business in 2014 are estimated to approximately SEK -2.6 b., of which SEK -0.7 b. in the first quarter.

Ericsson First Quarter Report 2014	8

Regional sales

	First quarter 2014				Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.5	5.0	0.6	12.2	-23%	-11%
Latin America	2.4	2.0	0.2	4.7	8%	-30%
Northern Europe and Central Asia	1.4	1.0	0.1	2.4	7%	-34%
Western and Central Europe	1.8	2.5	0.1	4.4	1%	-16%
Mediterranean	2.0	2.6	0.2	4.8	-9%	-32%
Middle East	1.8	1.9	0.2	3.9	22%	-35%
Sub-Saharan Africa	0.7	0.8	0.3	1.8	-15%	-30%
India	0.9	0.7	0.1	1.7	6%	-14%
North East Asia	2.8	2.0	0.1	4.9	-19%	-43%
South East Asia and Oceania	1.9	1.5	0.1	3.4	-17%	-20%
Other 1)	2.2	0.3	0.8	3.3	12%	-55%
Total	24.4	20.4	2.8	47.5	-9%	-29%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

Lower mobile broadband coverage project activity resulted in a Networks sales decline as well as lower network rollout sales, partly offset by network quality and capacity expansion sales. Network ICT transformation drives a strong professional services business, including the modernization of OSS and BSS.

Latin America

Sales increased YoY driven by operators’ investments to increase 3G network quality as well as LTE deployments in Chile and Brazil.

Northern Europe and Central Asia

Sales continued to grow YoY mainly driven by mobile broadband infrastructure investments in Russia. The positive development in Professional Services continued YoY driven by operator focus on network quality. The non-operator business in the Nordics showed stable growth.

Western and Central Europe

Sales were stable YoY. Network performance drives investments in 3G and LTE as well as services. Support Solutions increased YoY with the inclusion of Mediaroom, and increases in OSS and BSS.

Mediterranean

Sales declined YoY as major network modernization projects peaked early 2013. Business activity was lower in Italy and Spain, primarily due to operator consolidation discussions. There is an increasing demand for professional services, driven by managed services.

Middle East

Sales continued to grow YoY mainly driven by mobile broadband infrastructure deployments in Iraq, Pakistan and Saudi Arabia. In the quarter activities in Turkey were low and 4G deployments are delayed. Demand for professional services continued as operators seek network performance quality and operational efficiencies.

Sub-Saharan Africa

Network sales declined due to reduction in capex spend by a major customer. The negative development was partly offset by continued strong sales in OSS and BSS.

India

Sales grew YoY mainly due to network traffic growth in response to increasing smartphone penetration and data usage. Spectrum auctions were concluded in the quarter with operators securing necessary spectrum in their existing circles.

North East Asia

Sales decreased YoY as a result of lower network investment levels in Japan and the continued structural decline of GSM in China. The decline was partly offset by execution on previously awarded 4G/LTE contracts in China.

Ericsson First Quarter Report 2014	9

South East Asia and Oceania

Sales in the region declined YoY as major mobile broadband coverage projects in Indonesia and Australia peaked. Demand continued for professional services, both systems integration and network design and optimization. The smartphone penetration is increasing from an overall low level in the region. During the quarter Ericsson announced a contract in Myanmar, which is a new market for the Group.

Other

Licensing revenues showed good development YoY, following the Samsung agreement. Broadcast services continued to grow. Sales of power modules and other businesses are also included in “Other”.

Ericsson First Quarter Report 2014	10

CASH flow

SEK b.	Q1 2014	Q1 2013	Q4 2013
Net income reconciled to cash	3.2	1.6	12.5
Changes in operating net assets	6.2	-4.6	2.1
Cash flow from operating activities	9.4	-3.0	14.6
Cash flow from investing activities	-8.8	-4.1	-11.4
Cash flow from financing activities	-5.1	0.0	3.5
Net change in cash and cash equivalents	-4.0	-7.2	6.9
Cash conversion (%) 1)	290%	-186%	117%

1)	Reconciliations of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 31.

The positive cash flow from operating activities was driven by the initial IPR-licensing payment from Samsung and lower working capital. Working capital improved mainly as a result of improved business mix.

Investing activities relates primarily to normal capex investments of SEK 1.0 b.

Short-term investments with maturity more than 3 months have increased by SEK 6.8. b., primarily as a result of transferred liquidity from Cash and cash equivalents.

Cash flow from financing activities was impacted by repayment of debt of SEK -6.0 b.

Payments for ongoing restructuring amounted to approximately SEK -0.5 b. in the quarter.

Working capital KPIs, number of days	Jan-Mar 2014	Jan-Dec 2013	Jan-Sep 2013	Jan-Jun 2013	Jan-Mar 2013
Sales outstanding	112	97	109	103	108
Inventory	72	62	72	73	76
Payable	62	53	53	55	55

Despite substantially reduced trade receivables, days sales outstanding increased. The main reason is lower sales in the quarter.

Inventory and payable days increased as an effect of the preparation for coming mobile broadband deployments.

Efforts to reduce working capital through a better order-to-cash process continue.

Ericsson First Quarter Report 2014	11

FINANCIAL POSITION

SEK b.	Mar 31 2014	Mar 31 2013	Dec 31 2013
+ Short-term investments	41.8	34.6	35.0
+ Cash and cash equivalents	38.1	37.4	42.1
Gross cash	79.9	72.1	77.1
- Interest bearing liabilities and post-employment benefits	36.3	39.9	39.3
Net cash 1)	43.6	32.2	37.8
Equity	142.6	139.2	141.6
Total assets	267.2	270.5	269.2
Capital turnover (times)	1.1	1.2	1.3
Equity ratio (%)	53.4%	51.4%	52.6%

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 31.

Net cash increased in the quarter as a result of positive cash flow from operating activities. Long-term borrowings decreased as a result of a repayment of a EIB loan of SEK 4.0 b., with original maturity in 2015 and repayment of a USD 300 million bond from the Swedish Export Credit Corporation with original maturity in 2016.

Post-employment benefits increased by SEK 1.8 b. mainly due to lower discount rates.

The average maturity of long-term borrowings as of March 31, 2014, was 5.7 years, compared to 4.8 years 12 months ago. In June 2014, maturing borrowings of SEK 2.0 b. will be repaid.

Ericsson has one unutilized Revolving Credit Facility of USD 2.0 b. The facility was signed in 2013 and is for five years with two one-year extension options.

Ericsson First Quarter Report 2014	12

Parent company

Income after financial items was SEK 0.4 (1.2) b. YoY.

Major changes in the Parent Company’s financial position for the year; increased cash, cash equivalents and short-term investments of SEK 4.0 b. and increased current and non-current liabilities to subsidiaries of SEK 9.3 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 62.5 (58.5) b.

In January 2014, the Parent Company repaid the SEK 4.0 b. EIB loan with original maturity July 2015. The Parent Company also repaid an USD 300 million bond during the quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,777,896 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2014, was 71,190,282 Class B shares.

Ericsson First Quarter Report 2014	13

Other information

Antitrust investigations against Ericsson

In March 2013, Ericsson filed a patent infringement lawsuit in the Indian Delhi High Court against Micromax Informatics Limited. As part of its defense, Micromax filed a complaint with the Competition Commission of India (CCI) and in November 2013 the CCI decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014 the CCI announced they had opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has made numerous attempts to sign a license agreement with Micromax and Intex on Fair, Reasonable and Non-discriminatory (FRAND) terms.

Ericsson and Ciena in strategic global agreement

On February 14, 2014, Ericsson and Ciena announced a strategic global agreement to develop joint transport solutions for IP-optical convergence and service provider software-defined networking (SDN). As part of this agreement, Ericsson offers Ciena’s Converged Packet Optical portfolio, including the 6500 Packet-Optical Platform and 5400 switching platform family. Ericsson will benefit from Ciena’s best-in-class optical technology leadership, including its WaveLogic coherent optical processors and global market presence. The strategic agreement is effective immediately, and go-to-market activities and solution integration efforts are underway.

Ericsson acquires Azuki Systems

On February 6, 2014, Ericsson announced it had entered into an agreement to acquire Massachusetts-based Azuki Systems, Inc., a provider of TV Anywhere delivery platforms for service providers, content owners and broadcasters. Azuki Systems extends Ericsson’s leading TV and media portfolio which includes the recent addition of Mediaroom from Microsoft. Through the acquisition, Ericsson will accelerate the availability of new and compelling viewing experiences across a variety of devices and screens. The acquisition brings a team of highly skilled software engineers from Azuki Systems. Azuki Systems was founded in 2008 and is based in Acton, Massachusetts, USA. The company has 49 employees. The acquisition was concluded in February and will be incorporated into Business Unit Support Solutions.

POST-CLOSING EVENTS

Changes in Ericsson leadership team

On April 14, 2014, Ericsson announced that Douglas Gilstrap will resign from his role as Senior Vice President and Head of Group Function Strategy and leave Ericsson’s Executive Leadership Team. Gilstrap joined Ericsson in his role in 2009 and has been responsible for developing Ericsson’s business strategy and driving the company’s M&A activities during this time. He has also played a key role in dissolving the ST-Ericsson joint venture and integrating the thin modems business into Ericsson. Since 2013 he also served as Chairman of Business Unit Modems.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

During the first quarter of 2014, Ericsson made sales of telecommunications infrastructure related products and services in Iran to MTNIrancell and to Mobile Communication Company of Iran, which generated gross revenues (reported as net sales) of approximately SEK 307 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its net profit from such sales, after internal cost allocation, during the first quarter of 2014 would be substantially lower than such gross revenues.

Ericsson First Quarter Report 2014	14

Risk factors

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2013. Compared to the risks described in the Annual Report 2013, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new buildouts of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network buildouts and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Changes in foreign exchange rates, in particular USD, JPY and EUR;

•	Political unrest or instability in certain markets;
•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, April 23, 2014

Telefonaktiebolaget LM Ericsson

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: July 18, 2014

Ericsson First Quarter Report 2014	15

For further information, please contact:

Helena Norrman, Senior Vice President,

Communications

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone: +46 10 714 64 49, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

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Ericsson First Quarter Report 2014	16

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson First Quarter Report 2014	17

Financial statements and additional information

Financial statements

19	Consolidated income statement

19	Statement of comprehensive income

20	Consolidated balance sheet

21	Consolidated statement of cash flows

22	Consolidated statement of changes in equity

23	Consolidated income statement - isolated quarters

24	Consolidated statement of cash flows - isolated quarters

Additional information

25	Accounting policies

26	Net sales by segment by quarter

27	Operating income by segment by quarter

27	Operating margin by segment by quarter

28	Net sales by region by quarter

29	Net sales by region by quarter (cont.)

29	Top 5 countries in sales

30	Net sales by region by segment

31	Provisions

31	Information on investments in assets subject to depreciation, amortizations, impairment and write-downs

31	Reconciliation table, non-IFRS measurements

32	Other information

32	Number of employees

33	Restructuring charges by function

33	Restructuring charges by segment

Ericsson First Quarter Report 2014	18

CONSOLIDATED INCOME STATEMENT

	Jan - Mar			Jan - Dec
SEK million	2013	2014	Change	2013
Net sales	52,032	47,505	-9%	227,376
Cost of sales	-35,394	-30,184	-15%	-151,005

Gross income	16,638	17,321	4%	76,371
Gross margin (%)	32.0%	36.5%		33.6%
Research and development expenses	-7,877	-8,275	5%	-32,236
Selling and administrative expenses	-6,643	-6,452	-3%	-26,273

Operating expenses	-14,520	-14,727	1%	-58,509
Other operating income and expenses	20	21		113
Shares in earnings of JV and associated companies	-32	15		-130

Operating income	2,106	2,630	25%	17,845
Financial income	180	401		1,346
Financial expenses	-565	-612		-2,093

Income after financial items	1,721	2,419	41%	17,098
Taxes	-517	-727		-4,924

Net income	1,204	1,692	41%	12,174

Net income attributable to:
- Stockholders of the Parent Company	1,205	2,120		12,005
- Non-controlling interests	-1	-428		169
Other information
Average number of shares, basic (million)	3,222	3,233		3,226
Earnings per share, basic (SEK) 1)	0.37	0.66		3.72
Earnings per share, diluted (SEK) 1)	0.37	0.65		3.69

STATEMENT OF COMPREHENSIVE INCOME

	Jan - Mar		Jan - Dec
SEK million	2013	2014	2013
Net income	1,204	1,692	12,174
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	819	-1,622	3,214
Tax on items that will not be reclassified to profit or loss	-388	329	-1,235
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	174	—	251
Reclassification adjustments for gains/losses included in profit or loss	-466	—	-1,072
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	0
Revaluation of other investments in shares and participations
Fair value remeasurement	—	0	71
Changes in cumulative translation adjustments	-718	401	-1,687
Share of other comprehensive income on JV and associated companies	-16	11	-14
Tax on items that may be reclassified to profit or loss	62	—	179
Total other comprehensive income, net of tax	-533	-881	-293

Total comprehensive income	671	811	11,881

Total comprehensive income attributable to:
Stockholders of the Parent Company	693	1,240	11,712
Non-controlling interest	-22	-429	169

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson First Quarter Report 2014	19

CONSOLIDATED BALANCE SHEET

	Dec 31	Mar 31
SEK million	2013	2014
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,348	3,212
Goodwill	31,544	32,114
Intellectual property rights, brands and other intangible assets	12,815	11,889
Property, plant and equipment	11,433	11,209
Financial assets
Equity in JV and associated companies	2,568	2,595
Other investments in shares and participations	505	509
Customer finance, non-current	1,294	1,146
Other financial assets, non-current	5,684	5,779
Deferred tax assets	9,103	10,030

	78,294	78,483
Current assets
Inventories	22,759	24,962
Trade receivables	71,013	63,643
Customer finance, current	2,094	1,698
Other current receivables	17,941	18,528
Short-term investments	34,994	41,779
Cash and cash equivalents	42,095	38,096

	190,896	188,706
Total assets	269,190	267,189

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	140,204	141,643
Non-controlling interest in equity of subsidiaries	1,419	990

	141,623	142,633
Non-current liabilities
Post-employment benefits	9,825	11,633
Provisions, non-current	222	198
Deferred tax liabilities	2,650	2,466
Borrowings, non-current	22,067	18,900
Other non-current liabilities	1,459	1,532

	36,223	34,729
Current liabilities
Provisions, current	5,140	4,730
Borrowings, current	7,388	5,737
Trade payables	20,502	20,482
Other current liabilities	58,314	58,878

	91,344	89,827
Total equity and liabilities	269,190	267,189

Of which interest-bearing liabilities and post-employment benefits	39,280	36,270
Of which net cash 1)	37,809	43,605
Assets pledged as collateral	2,556	2,528
Contingent liabilities	657	658

1)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 31.

Ericsson First Quarter Report 2014	20

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan - Mar		Jan - Dec
SEK million	2013	2014	2013
Operating activities
Net income	1,204	1,692	12,174
Adjustments to reconcile net income to cash
Taxes	-1,849	-1,348	-1,323
Earnings/dividends in JV and associated companies	33	-16	258
Depreciation, amortization and impairment losses	2,411	2,360	10,137
Other	-201	549	756

	1,598	3,237	22,002
Changes in operating net assets
Inventories	-1,426	-2,099	4,868
Customer finance, current and non-current	260	558	1,809
Trade receivables	-1,934	7,957	-8,504
Trade payables	-2,948	-110	-2,158
Provisions and post-employment benefits	1,155	-464	-3,298
Other operating assets and liabilities, net	325	323	2,670

	-4,568	6,165	-4,613
Cash flow from operating activities	-2,970	9,402	17,389
Investing activities
Investments in property, plant and equipment	-1,196	-1,034	-4,503
Sales of property, plant and equipment	91	274	378
Acquisitions/divestments of subsidiaries and other operations, net	-136	-849	-2,682
Product development	-282	-197	-915
Other investing activities	298	-169	-1,330
Short-term investments	-2,860	-6,790	-2,057

Cash flow from investing activities	-4,085	-8,765	-11,109
Cash flow before financing activities	-7,055	637	6,280
Financing activities
Dividends paid	-61	—	-9,153
Other financing activities	92	-5,069	-355

Cash flow from financing activities	31	-5,069	-9,508
Effect of exchange rate changes on cash	-214	433	641
Net change in cash and cash equivalents	-7,238	-3,999	-2,587
Cash and cash equivalents, beginning of period	44,682	42,095	44,682
Cash and cash equivalents, end of period	37,444	38,096	42,095

Ericsson First Quarter Report 2014	21

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan - Mar	Jan - Mar	Jan - Dec
SEK million	2013	2014	2013
Opening balance	138,483	141,623	138,483
Total comprehensive income	671	811	11,881
Sale/repurchase of own shares	21	24	90
Stock purchase plan	82	175	388
Dividends paid	-61	—	-9,153
Transactions with non-controlling interests	-26	—	-66

Closing balance	139,170	142,633	141,623

Ericsson First Quarter Report 2014	22

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	52,032	55,331	52,981	67,032	47,505
Cost of sales	-35,394	-37,412	-36,028	-42,171	-30,184

Gross income	16,638	17,919	16,953	24,861	17,321
Gross margin (%)	32.0%	32.4%	32.0%	37.1%	36.5%
Research and development expenses	-7,877	-7,747	-7,710	-8,902	-8,275
Selling and administrative expenses	-6,643	-6,629	-5,778	-7,223	-6,452

Operating expenses	-14,520	-14,376	-13,488	-16,125	-14,727
Other operating income and expenses	20	-1,040	805	328	21
Shares in earnings of JV and associated companies	-32	-38	-51	-9	15

Operating income	2,106	2,465	4,219	9,055	2,630
Financial income	180	304	678	184	401
Financial expenses	-565	-606	-595	-327	-612

Income after financial items	1,721	2,163	4,302	8,912	2,419
Taxes	-517	-647	-1,292	-2,468	-727

Net income	1,204	1,516	3,010	6,444	1,692

Net income attributable to:
—Stockholders of the Parent Company	1,205	1,469	2,921	6,410	2,120
—Non-controlling interests	-1	47	89	34	-428
Other information
Average number of shares, basic (million)	3,222	3,224	3,227	3,230	3,233
Earnings per share, basic (SEK) 1)	0.37	0.46	0.91	1.98	0.66
Earnings per share, diluted (SEK) 1)	0.37	0.45	0.90	1.97	0.65

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson First Quarter Report 2014	23

CONSOLIDATED STATEMENT OF CASH FLOWS—ISOLATED QUARTERS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Operating activities
Net income	1,204	1,516	3,010	6,444	1,692
Adjustments to reconcile net income to cash
Taxes	-1,849	-689	-881	2,096	-1,348
Earnings/dividends in JV and associated companies	33	37	50	138	-16
Depreciation, amortization and impairment losses	2,411	2,436	2,546	2,744	2,360
Other	-201	183	-327	1,101	549

	1,598	3,483	4,398	12,523	3,237
Changes in operating net assets
Inventories	-1,426	600	357	5,337	-2,099
Customer finance, current and non-current	260	912	800	-163	558
Trade receivables	-1,934	3,084	-4,744	-4,910	7,957
Trade payables	-2,948	518	-588	860	-110
Provisions and post-employment benefits	1,155	-1,752	-970	-1,731	-464
Other operating assets and liabilities, net	325	-2,554	2,206	2,693	323

	-4,568	808	-2,939	2,086	6,165
Cash flow from operating activities	-2,970	4,291	1,459	14,609	9,402
Investing activities
Investments in property, plant and equipment	-1,196	-1,278	-778	-1,251	-1,034
Sales of property, plant and equipment	91	11	97	179	274
Acquisitions/divestments of subsidiaries and other operations, net	-136	-39	-1,794	-713	-849
Product development	-282	-214	-237	-182	-197
Other investing activities	298	-203	-230	-1,195	-169
Short-term investments	-2,860	9,209	-144	-8,262	-6,790

Cash flow from investing activities	-4,085	7,486	-3,086	-11,424	-8,765
Cash flow before financing activities	-7,055	11,777	-1,627	3,185	637
Financing activities
Dividends paid	-61	-8,863	-21	-208	—
Other financing activities	92	-4,236	43	3,746	-5,069

Cash flow from financing activities	31	-13,099	22	3,538	-5,069
Effect of exchange rate changes on cash	-214	2,357	-1,711	209	433
Net change in cash and cash equivalents	-7,238	1,035	-3,316	6,932	-3,999
Cash and cash equivalents, beginning of period	44,682	37,444	38,479	35,163	42,095
Cash and cash equivalents, end of period	37,444	38,479	35,163	42,095	38,096

Ericsson First Quarter Report 2014	24

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2013, and should be read in conjunction with that annual report.

As from January 1, 2014, the Company has applied the following new or amended IFRSs and IFRICs:

Amendment to IAS 32, “Financial instruments: Presentation,” Offsetting Financial Assets and Financial Liabilities. This amendment is related to the application guidance in IAS 32, ‘Financial instruments: Presentation,’ and clarifies some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

IFRIC 21, “Levies.” This interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets” sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the need to pay a levy and when a liability should be recognized.

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no significant difference between IFRS effective as per March 31, 2014 and IFRS as endorsed by the EU. However, IFRIC 21 is not yet endorsed by the EU.

In the interim reports of 2013 disclosure was given in relation to IFRS 7 about fair valuation of financial instruments. Due to that the amounts are not considered material this disclosure will not be given in the interim reports as from the first quarter of 2014. Should amounts become material quarterly disclosure will be given as from then.

Ericsson First Quarter Report 2014	25

NET SALES BY SEGMENT BY QUARTER

Segment Modems was consolidated as of October 1, 2013.

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	28,133	28,142	26,655	34,769	24,383
Global Services	21,452	24,851	23,974	27,166	20,356
Of which Professional Services	14,626	16,773	16,229	18,767	15,078
Of which Managed Services	5,888	6,754	6,264	6,574	5,754
Of which Network Rollout	6,826	8,078	7,745	8,399	5,278
Support Solutions	2,447	2,338	2,352	5,097	2,765
Modems	—	—	—	—	1

Total	52,032	55,331	52,981	67,032	47,505

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
Networks	-20%	0%	-5%	30%	-30%
Global Services	-24%	16%	-4%	13%	-25%
Of which Professional Services	-23%	15%	-3%	16%	-20%
Of which Managed Services	-13%	15%	-7%	5%	-12%
Of which Network Rollout	-26%	18%	-4%	8%	-37%
Support Solutions	-33%	-4%	1%	117%	-46%
Modems	—	—	—	—	—

Total	-22%	6%	-4%	27%	-29%

	2013				2014
Year over year change, percent	Q1	Q2	Q3	Q4	Q1
Networks	3%	1%	-1%	-1%	-13%
Global Services	4%	3%	-1%	-3%	-5%
Of which Professional Services	-2%	-1%	-1%	-1%	3%
Of which Managed Services	3%	4%	-1%	-3%	-2%
Of which Network Rollout	19%	13%	-2%	-8%	-23%
Support Solutions	-19%	-33%	-29%	40%	13%
Modems	—	—	—	—	—

Total	2%	0%	-3%	0%	-9%

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	28,133	56,275	82,930	117,699	24,383
Global Services	21,452	46,303	70,277	97,443	20,356
Of which Professional Services	14,626	31,399	47,628	66,395	15,078
Of which Managed Services	5,888	12,642	18,906	25,480	5,754
Of which Network Rollout	6,826	14,904	22,649	31,048	5,278
Support Solutions	2,447	4,785	7,137	12,234	2,765
Modems	—	—	—	—	1

Total	52,032	107,363	160,344	227,376	47,505

Year to date,	2013				2014
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	3%	2%	1%	0%	-13%
Global Services	4%	4%	2%	0%	-5%
Of which Professional Services	-2%	-1%	-1%	-1%	3%
Of which Managed Services	3%	4%	2%	1%	-2%
Of which Network Rollout	19%	16%	9%	4%	-23%
Support Solutions	-19%	-26%	-27%	-9%	13%
Modems	—	—	—	—	—

Total	2%	1%	0%	0%	-9%

Ericsson First Quarter Report 2014	26

OPERATING INCOME BY SEGMENT BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	1,565	1,335	2,557	5,861	2,476
Global Services	726	1,564	1,808	2,087	1,036
Of which Professional Services	1,837	2,285	2,279	2,628	1,893
Of which Network Rollout	-1,111	-721	-471	-541	-857
Support Solutions	-29	-283	-113	1,880	12
Modems	—	—	—	-543	-745
Unallocated 1)	-156	-151	-33	-230	-149

Total	2,106	2,465	4,219	9,055	2,630

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	1,565	2,900	5,457	11,318	2,476
Global Services	726	2,290	4,098	6,185	1,036
Of which Professional Services	1,837	4,122	6,401	9,029	1,893
Of which Network Rollout	-1,111	-1,832	-2,303	-2,844	-857
Support Solutions	-29	-312	-425	1,455	12
Modems	—	—	—	-543	-745
Unallocated 1)	-156	-307	-340	-570	-149

Total	2,106	4,571	8,790	17,845	2,630

OPERATING MARGIN BY SEGMENT BY QUARTER

	2013				2014
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1
Networks	6%	5%	10%	17%	10%
Global Services	3%	6%	8%	8%	5%
Of which Professional Services	13%	14%	14%	14%	13%
Of which Network Rollout	-16%	-9%	-6%	-6%	-16%
Support Solutions	-1%	-12%	-5%	37%	0%
Modems	—	—	—	—	—

Total	4%	4%	8%	14%	6%

	2013				2014
As percentage of net sales, Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	6%	5%	7%	10%	10%
Global Services	3%	5%	6%	6%	5%
Of which Professional Services	13%	13%	13%	14%	13%
Of which Network Rollout	-16%	-12%	-10%	-9%	-16%
Support Solutions	-1%	-7%	-6%	12%	0%
Modems	—	—	—	—	—

Total	4%	4%	5%	8%	6%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses

Ericsson First Quarter Report 2014	27

NET SALES BY REGION BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
North America	15,773	15,341	14,453	13,772	12,215
Latin America	4,374	5,565	5,294	6,749	4,710
Northern Europe & Central Asia 1) 2)	2,283	2,708	2,949	3,678	2,436
Western & Central Europe 2)	4,349	4,522	4,399	5,215	4,381
Mediterranean 2)	5,271	6,159	5,659	7,067	4,785
Middle East	3,160	3,978	4,386	5,914	3,859
Sub Saharan Africa	2,131	2,653	2,693	2,572	1,813
India	1,606	1,279	1,280	1,973	1,695
North East Asia	6,054	6,642	6,053	8,649	4,908
South East Asia & Oceania	4,129	3,758	3,617	4,283	3,446
Other 1) 2)	2,902	2,726	2,198	7,160	3,257

Total	52,032	55,331	52,981	67,032	47,505

1) Of which in Sweden	1,020	1,276	798	1,333	999
2) Of which in EU	9,782	10,816	10,111	12,835	9,720

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
North America	-7%	-3%	-6%	-5%	-11%
Latin America	-33%	27%	-5%	27%	-30%
Northern Europe & Central Asia 1) 2)	-24%	19%	9%	25%	-34%
Western & Central Europe 2)	-20%	4%	-3%	19%	-16%
Mediterranean 2)	-25%	17%	-8%	25%	-32%
Middle East	-38%	26%	10%	35%	-35%
Sub Saharan Africa	-40%	24%	2%	-4%	-30%
India	0%	-20%	0%	54%	-14%
North East Asia	-41%	10%	-9%	43%	-43%
South East Asia & Oceania	-9%	-9%	-4%	18%	-20%
Other 1) 2)	-3%	-6%	-19%	226%	-55%

Total	-22%	6%	-4%	27%	-29%

1) Of which in Sweden	-20%	25%	-37%	67%	-25%
2) Of which in EU	-24%	11%	-7%	27%	-24%

	2013				2014
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1
North America	23%	18%	3%	-19%	-23%
Latin America	-9%	6%	-2%	4%	8%
Northern Europe & Central Asia 1) 2)	0%	-19%	9%	23%	7%
Western & Central Europe 2)	1%	10%	21%	-4%	1%
Mediterranean 2)	14%	-1%	5%	0%	-9%
Middle East	0%	7%	21%	17%	22%
Sub Saharan Africa	-3%	-5%	-4%	-28%	-15%
India	13%	-25%	-26%	23%	6%
North East Asia	-34%	-21%	-28%	-16%	-19%
South East Asia & Oceania	22%	2%	3%	-5%	-17%
Other 1) 2)	2%	-13%	-34%	141%	12%

Total	2%	0%	-3%	0%	-9%

1) Of which in Sweden	22%	0%	-52%	5%	-2%
2) Of which in EU	3%	-3%	-5%	-1%	-1%

Ericsson First Quarter Report 2014	28

NET SALES BY REGION BY QUARTER (continued)

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
North America	15,773	31,114	45,567	59,339	12,215
Latin America	4,374	9,939	15,233	21,982	4,710
Northern Europe & Central Asia 1) 2)	2,283	4,991	7,940	11,618	2,436
Western & Central Europe 2)	4,349	8,871	13,270	18,485	4,381
Mediterranean 2)	5,271	11,430	17,089	24,156	4,785
Middle East	3,160	7,138	11,524	17,438	3,859
Sub Saharan Africa	2,131	4,784	7,477	10,049	1,813
India	1,606	2,885	4,165	6,138	1,695
North East Asia	6,054	12,696	18,749	27,398	4,908
South East Asia & Oceania	4,129	7,887	11,504	15,787	3,446
Other 1) 2)	2,902	5,628	7,826	14,986	3,257

Total	52,032	107,363	160,344	227,376	47,505

1) Of which in Sweden	1,020	2,296	3,094	4,427	999
2) Of which in EU	9,782	20,598	30,709	43,544	9,720

Year to date,	2013				2014
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
North America	23%	21%	14%	5%	-23%
Latin America	-9%	-1%	-2%	0%	8%
Northern Europe & Central Asia 1) 2)	0%	-12%	-5%	2%	7%
Western & Central Europe 2)	1%	6%	10%	6%	1%
Mediterranean 2)	14%	6%	5%	4%	-9%
Middle East	0%	4%	10%	12%	22%
Sub Saharan Africa	-3%	-4%	-4%	-11%	-15%
India	13%	-8%	-14%	-5%	6%
North East Asia	-34%	-28%	-28%	-24%	-19%
South East Asia & Oceania	22%	12%	9%	5%	-17%
Other1) 2)	2%	-6%	-16%	22%	12%

Total	2%	1%	0%	0%	-9%

1) Of which in Sweden	22%	9%	-18%	-12%	-2%
2) Of which in EU	3%	-1%	-2%	-2%	-1%

TOP 5 COUNTRIES IN SALES

	Q1		Jan - Mar
Country	2013	2014	2013	2014
UNITED STATES	30%	26%	30%	26%
CHINA	4%	5%	4%	5%
JAPAN	7%	4%	7%	4%
INDIA	3%	4%	3%	4%
KOREA	2%	4%	2%	4%

Ericsson First Quarter Report 2014	29

NET SALES BY REGION BY SEGMENT

Revenue from Telcordia is reported 50/50 between segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50.

	Q1 2014, SEK million					Jan - Mar 2014, SEK million
	Net- works	Global Services	Support Solutions	Modems	Total	Net- works	Global Services	Support Solutions	Modems	Total
North America	6,545	5,038	632	—	12,215	6,545	5,038	632	—	12,215
Latin America	2,435	2,038	237	—	4,710	2,435	2,038	237	—	4,710
Northern Europe & Central Asia	1,373	1,004	59	—	2,436	1,373	1,004	59	—	2,436
Western & Central Europe	1,794	2,458	129	—	4,381	1,794	2,458	129	—	4,381
Mediterranean	1,988	2,606	191	—	4,785	1,988	2,606	191	—	4,785
Middle East	1,808	1,872	179	—	3,859	1,808	1,872	179	—	3,859
Sub Saharan Africa	725	830	258	—	1,813	725	830	258	—	1,813
India	888	699	108	—	1,695	888	699	108	—	1,695
North East Asia	2,770	2,025	113	—	4,908	2,770	2,025	113	—	4,908
South East Asia & Oceania	1,862	1,492	92	—	3,446	1,862	1,492	92	—	3,446
Other	2,195	294	767	1	3,257	2,195	294	767	1	3,257

Total	24,383	20,356	2,765	1	47,505	24,383	20,356	2,765	1	47,505
Share of Total	51%	43%	6%	0%	100%	51%	43%	6%	0%	100%

	Q1 2014
Sequential change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	23%	-32%	-39%	—	-11%
Latin America	-31%	-30%	-20%	—	-30%
Northern Europe & Central Asia	-41%	-20%	-29%	—	-34%
Western & Central Europe	-13%	-16%	-43%	—	-16%
Mediterranean	-31%	-33%	-35%	—	-32%
Middle East	-40%	-20%	-69%	—	-35%
Sub Saharan Africa	-44%	-22%	18%	—	-30%
India	-25%	-2%	38%	—	-14%
North East Asia	-54%	-19%	-29%	—	-43%
South East Asia & Oceania	-22%	-14%	-44%	—	-20%
Other	-55%	-18%	-61%	—	-55%

Total	-30%	-25%	-46%	—	-29%

	Q1 2014
Year over year change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	-29%	-18%	30%	—	-23%
Latin America	22%	1%	-33%	—	8%
Northern Europe & Central Asia	9%	5%	-8%	—	7%
Western & Central Europe	-5%	5%	10%	—	1%
Mediterranean	-19%	-3%	35%	—	-9%
Middle East	28%	27%	-34%	—	22%
Sub Saharan Africa	-34%	1%	23%	—	-15%
India	3%	11%	-11%	—	6%
North East Asia	-18%	-22%	30%	—	-19%
South East Asia & Oceania	-28%	5%	-15%	—	-17%
Other	10%	-28%	57%	—	12%

Total	-13%	-5%	13%	—	-9%

	Jan - Mar 2014
Year over year change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	-29%	-18%	30%	—	-23%
Latin America	22%	1%	-33%	—	8%
Northern Europe & Central Asia	9%	5%	-8%	—	7%
Western & Central Europe	-5%	5%	10%	—	1%
Mediterranean	-19%	-3%	35%	—	-9%
Middle East	28%	27%	-34%	—	22%
Sub Saharan Africa	-34%	1%	23%	—	-15%
India	3%	11%	-11%	—	6%
North East Asia	-18%	-22%	30%	—	-19%
South East Asia & Oceania	-28%	5%	-15%	—	-17%
Other	10%	-28%	57%	—	12%

Total	-13%	-5%	13%	—	-9%

Ericsson First Quarter Report 2014	30

PROVISIONS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Opening balance	8,638	9,499	7,716	6,414	5,362
Additions	1,915	1,215	658	911	625
Utilization/Cash out	-758	-2,365	-1,534	-1,364	-977
Of which restructuring	-324	-1,001	-457	-307	-512
Reversal of excess amounts	-209	-586	-191	-575	-88
Reclassification, translation difference and other	-87	-47	-235	-24	6

Closing balance	9,499	7,716	6,414	5,362	4,928

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Opening balance	8,638	8,638	8,638	8,638	5,362
Additions	1,915	3,130	3,788	4,699	625
Utilization/Cash out	-758	-3,123	-4,657	-6,021	-977
Of which restructuring	-324	-1,325	-1,782	-2,089	-512
Reversal of excess amounts	-209	-795	-986	-1,561	-88
Reclassification, translation difference and other	-87	-134	-369	-393	6

Closing balance	9,499	7,716	6,414	5,362	4,928

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Additions
Property, plant and equipment	1,196	1,278	778	1,251	1,034
Capitalized development expenses	282	214	237	182	197
IPR, brands and other intangible assets	196	22	1,418	562	77

Total	1,674	1,514	2,433	1,995	1,308

Depreciation, amortization and impairment losses
Property, plant and equipment	1,008	983	1,008	1,210	1,004
Capitalized development expenses	303	342	388	374	333
IPR, brands and other intangible assets, etc.	1,100	1,111	1,150	1,160	1,023

Total	2,411	2,436	2,546	2,744	2,360

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS

CASH CONVERSION

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Net income	1,204	1,516	3,010	6,444	1,692
Net income reconciled to cash	1,598	3,483	4,398	12,523	3,237
Cash flow from operating activities	-2,970	4,291	1,459	14,609	9,402
Cash conversion	-185.9%	123.2%	33.2%	116.7%	290.5%

NET CASH, END OF PERIOD

	Dec 31	Mar 31
SEK million	2013	2014
Cash and cash equivalents	42,095	38,096
+ Short term investments	34,994	41,779
- Borrowings, non-current	22,067	18,900
- Borrowings, current	7,388	5,737
- Post employment benefits	9,825	11,633
Net cash, end of period	37,809	43,605

Ericsson First Quarter Report 2014	31

OTHER INFORMATION

	Jan - Mar		Jan - Dec
	2013	2014	2013
Number of shares and earnings per share
Number of shares, end of period (million)	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043
Number of treasury shares, end of period (million)	82	71	74
Number of shares outstanding, basic, end of period (million)	3,223	3,234	3,231
Numbers of shares outstanding, diluted, end of period (million)	3,254	3,265	3,262
Average number of treasury shares (million)	83	72	79
Average number of shares outstanding, basic (million)	3,222	3,233	3,226
Average number of shares outstanding, diluted (million) 1)	3,253	3,264	3,257
Earnings per share, basic (SEK)	0.37	0.66	3.72
Earnings per share, diluted (SEK) 1)	0.37	0.65	3.69

Ratios
Days sales outstanding	108	112	97
Inventory turnover days	76	72	62
Payable days	55	62	53
Equity ratio (%)	51.4%	53.4%	52.6%
Capital turnover (times)	1.2	1.1	1.3
Cash conversion %, end of period 2)	-185.9%	290.5%	79.0%
Payment readiness, end of period	80,024	87,108	82,631
Payment readiness, as percentage of sales	38.4%	45.8%	36.3%

Exchange rates used in the consolidation
SEK/EUR - average rate	8.50	8.89	8.67
- closing rate	8.34	8.95	8.90
SEK/USD - average rate	6.46	6.48	6.52
- closing rate	6.51	6.48	6.46

Other
Regional inventory, end of period,	20,781	16,456	14,652
Export sales from Sweden	26,154	24,078	108,944

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 31.

NUMBER OF EMPLOYEES

	2013				2014
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
North America	15,404	15,047	14,825	14,931	14,902
Latin America	11,153	11,412	11,402	11,445	9,731
Northern Europe & Central Asia 1)	21,043	21,148	22,038	21,892	21,484
Western & Central Europe	11,118	11,235	11,612	11,530	11,455
Mediterranean	12,015	12,405	12,350	12,314	12,253
Middle East	3,951	3,951	3,766	3,752	3,749
Sub Saharan Africa	1,967	2,101	2,081	2,084	2,094
India	14,588	16,183	16,978	17,622	17,991
North East Asia	14,088	14,059	14,625	14,503	13,490
South East Asia & Oceania	4,321	4,264	4,312	4,267	4,234

Total	109,648	111,805	113,989	114,340	111,383

1) Of which in Sweden	17,550	17,264	18,008	17,858	17,545

Ericsson First Quarter Report 2014	32

RESTRUCTURING CHARGES BY FUNCTION

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Cost of sales	-698	-707	-600	-652	-82
Research and development expenses	-552	-117	-64	-139	-19
Selling and administrative expenses	-589	-110	-55	-170	-29

Total	-1,839	-934	-719	-961	-130

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Cost of sales	-698	-1,405	-2,005	-2,657	-82
Research and development expenses	-552	-669	-733	-872	-19
Selling and administrative expenses	-589	-699	-754	-924	-29

Total	-1,839	-2,773	-3,492	-4,453	-130

RESTRUCTURING CHARGES BY SEGMENT

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	-1,251	-316	-299	-316	-93
Global Services	-385	-586	-410	-616	-32
Of which Professional Services	-270	-389	-290	-420	-25
Of which Network Rollout	-115	-197	-120	-196	-7
Support Solutions	-111	-34	-11	-30	-5
Modems	—	—	—	—	—
Unallocated	-92	2	1	1	0

Total	-1,839	-934	-719	-961	-130

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar
Networks	-1,251	-1,567	-1,866	-2,182	-93
Global Services	-385	-971	-1,381	-1,997	-32
Of which Professional Services	-270	-659	-949	-1,369	-25
Of which Network Rollout	-115	-312	-432	-628	-7
Support Solutions	-111	-145	-156	-186	-5
Modems	—	—	—	—	—
Unallocated	-92	-90	-89	-88	0

Total	-1,839	-2,773	-3,492	-4,453	-130

Ericsson First Quarter Report 2014	33